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         FORM 4                                                                                            OMB APPROVAL
--------------------                                                                                  ------------------------------

[ ] Check this box if no longer subject to Section                                                    OMB Number:          3235-0287
    16. Form 4 or Form 5 obligations may                                                              Expires:     December 31, 2001
    continue.  See Instruction 1(b).                                                                  Estimated average burden
                                                                                                      hours per response         0.5


                                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                            Washington, D.C. 20549

                                                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                               Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


----------------------------------------- -------------------------------------------- ---------------------------------------------
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer (Check all applicable)
Feinberg, Larry N.                           Mediware Information Systems, Inc. ("MEDW")
----------------------------------------- --------------------------------------------
(Last)        (First)          (Middle)   3. IRS or Social   4. Statement for              [ ] Director         [X] 10% Owner
                                             Security Number    Month/Year                 [ ] Officer (give    [ ] Other (specify
                                             of Reporting                                      title below)         below)
c/o Oracle Associates, LLC                   Person             August, 2001
200 Greenwich Avenue, 3rd Floor              (Voluntary)
-----------------------------------------                    ------------------------- ---------------------------------------------
            (Street)                                         5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                Original (Month/Year)     (Check Applicable Line)
                                                                                       [X] Form filed by One Reporting Person
                                                                                       [ ] Form filed by More than One Reporting
Greenwich, CT 06830                                                                        Person
----------------------------------------- ------------------ ------------------------- ---------------------------------------------
(City)           (State)            (Zip)
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------------------------------------------------------------------------------------------------------------------------------------
                                               Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security (Instr. 3)    2. Trans-    3. Trans-    4. Securities Acquired (A)  5.  Amount of     6. Owner-    7. Nature
                                       action       action       or Disposed of (D)           Securities       ship         of In-
                                       Date         Code         (Instr. 3, 4 and 5)          Beneficially     Form:        direct
                                                  (Instr. 8)                                  Owned at         Direct       Bene-
                                      (Month/                                                 End of           (D) or       ficial
                                       Day/                                                   Month            Indirect     Owner-
                                       Year)                                                  (Instr. 3        (I)          ship
                                                                                              and 4)         (Instr. 4)   (Instr. 4)

                                                ------------ ---------------------------

                                                 Code    V   Amount  (A) or (D)   Price

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                        08/20/01      S         100,000     D(3)      2.75       1,243,736          I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                        08/20/01      P          50,000     A(3)      2.78       1,243,736          I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                        08/20/01      P          50,000     A(3)      2.78          50,000          D           (2)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                        08/20/01      P          25,000     A(4)      2.75       1,243,736          I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                        08/21/01      P          17,000     A(4)      3.00       1,243,736          I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                        08/22/01      P           7,800     A(4)      3.00       1,243,736          I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Common Stock                        08/31/01      P          13,500     A(5)      3.30       1,243,736          I           (1)
--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 2
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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FORM 4 (continued)        Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------------------------------------------------
1. Title of           2. Conver-     3.Trans-   4. Transac-   5. Number of     6. Date Exer-      7. Title and Amount of
   Derivative            sion or       action      tion Code     Derivative       cisable and        Underlying Securities
   Security              Exercise      Date        (Instr. 8)    Securities       Expiration         (Instr. 3 and 4)
   (Instr. 3)            Price of      (Month/                   Acquired (A)     Date (Month/
                         Derivative    Day/                      or Disposed      Day/Year)
                         Security      Year)                     of (D)
                                                                 (Instr.3, 4,
                                                                 and 5)





                                                Code     V     (A)     (D)      Date     Expira-               Amount or
                                                                                Exer-     tion       Title     Number of
                                                                               cisable    Date                   Shares
--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
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[CONTINUATION OF THE ABOVE CHART]
--------------------------------------------------------------------
8. Price of     9. Number       10. Owner-       11. Nature
   Derivative      of Deriv-        ship             of In-
   Security        ative            Form             direct
   (Instr. 5)      Secur-           of De-           Bene-
                   ities            rivative         ficial
                   Bene-            Secu-            Owner-
                   ficially         rity:            ship
                   Owned            Direct           (Instr. 4)
                   at               (D) or
                   End              Indi-
                   of               rect (I)
                   Month            (Instr. 4)
                   (Instr. 4)



--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

Explanation of Responses:

(1)  The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners") (628,300
     shares), Oracle Institutional Partners, L.P. ("Oracle Institutional") (160,200 shares), SAM Oracle Investments, Inc. ("SAM
     Investments") (265,736 shares), Oracle Offshore Limited ("Oracle Offshore") (129,500 shares) and the Oracle Management, Inc.
     Employees Retirement Plan (the "Retirement Plan") (60,000 shares). Oracle Investment Management, Inc. (the "Investment
     Manager") serves as investment manager to and has investment discretion over the securities held by SAM Investments, Oracle
     Offshore and the Retirement Plan. The undersigned is (i) the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners and Oracle Institutional, (ii) the sole shareholder and president of the Investment Manager and
     (iii) the trustee of The Feinberg Family Foundation (the "Foundation"). In accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, SAM Investments, Oracle Offshore and the
     Retirement Plan is reported as shares of Common Stock to which this note relates. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, as
     amended, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of,
     Oracle Partners, Oracle Institutional, GSAM Investments, Oracle Offshore and the Retirement Plan.

(2)  The shares of Common Stock to which this note relates are held directly by the undersigned as trustee for the Foundation.

(3)  The shares of Common Stock to which this note relates do not represent a change in the aggregate beneficial ownership of the undersigned. This transfer was an internal cross-trade which reallocated the form of the beneficial ownership of the undersigned.

(4)  The shares of Common Stock to which this note relates were acquired by Oracle Offshore.

(5)  The shares of Common Stock to which this note relates were acquired by Oracle Partners (8,100 shares), Oracle Institutional
     (2,100 shares), Oracle Offshore (2,300 shares) and SAM Investments (1,000 shares).

                                                                                /s/ Larry N. Feinberg            September 10, 2001
                                                                                -------------------------------  ----------------
**  Intentional misstatements or omissions of facts constitute Federal          **Signature of Reporting Person       Date
    Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                Larry N. Feinberg,
Note: File three copies of this Form, one of which must be manually signed.     as senior managing member of Oracle Associates, LLC,
      If space is insufficient, see Instruction 6 for procedure.                     the general partner of
                                                                                     Oracle Partners, L.P. and
Potential persons who are to respond to the collection of information                Oracle Institutional Partners, L.P., and
contained in this form are not required to respond unless the form displays     as president of Oracle Investment Management, Inc.
a currently valid OMB number.

                                                                                /s/ Larry N. Feinberg            September 10, 2001
                                                                                -------------------------------  ------------------
                                                                                **Signature of Reporting Person       Date

                                                                                Larry N. Feinberg
                                                                                                                         Page 2 of 2
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